TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 100

Scottsdale, AZ 85253

VIA EDGAR

July 18, 2016

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	TPI Composites, Inc.

Registration Statement on Form S-1

File No. 333-212093

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TPI Composites, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 20, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber, by facsimile to (650) 853-1038.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

[Remainder of Page Intentionally Left Blank]

Sincerely,

TPI COMPOSITES, INC.

/s/ Steven C. Lockard
Steven C. Lockard
President and Chief Executive Officer

cc:	William E. Siwek, TPI Composites, Inc.

Steven Fishbach, Esq., TPI Composites, Inc.

Bradley C. Weber, Esq., Goodwin Procter LLP

Ryan S. Sansom, Esq., Goodwin Procter LLP